EXHIBIT 12(b)

J.P. MORGAN CHASE & CO.

Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividend Requirements
(in millions, except ratios)

Six Months Ended
June 30, 2002

Excluding Interest on Deposits

Income before income taxes	$3,046

Fixed charges:

Interest expense	4,320

One-third of rents, net of income from subleases (a)	126

Total fixed charges	4,446

Less: Equity in undistributed income of affiliates	(50)

Earnings before taxes and fixed charges, excluding capitalized interest	$7,442

Fixed charges, as above	$4,446

Preferred stock dividends	26

Fixed charges including preferred stock dividends	$4,472

Ratio of earnings to fixed charges and preferred stock dividend requirements	1.66

Including Interest on Deposits

Fixed charges including preferred stock dividends, as above	$4,472

Add: Interest on deposits	2,655

Total fixed charges including preferred stock dividends and interest on deposits	$7,127

Earnings before taxes and fixed charges, excluding capitalized interest, as above	$7,442

Add: Interest on deposits	2,655

Total earnings before taxes, fixed charges and interest on deposits	$10,097

Ratio of earnings to fixed charges and preferred stock dividend requirements	1.42

(a)	The proportion deemed representative of the interest factor.